Exhibit 99.2

March 16, 2012

Directors Funding Agreement

We undertake to fund the immediate payables needed to be funded for Safe Dynamics Corp until the Company will raise proceeds from the Offering.

We undertake to fund up to $75,000

The loans advanced are due on demand and however are non-interest bearing however will not be demanded until the Company raises funds from the Offering

Yours Truly

Yitzchak Socolvsky / s/

CEO Director

Akiva Shonfeld /s/

Chief Accounting Officer / Director / Secretary

March 16, 2012